UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 11, 2026

Skyworks Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-05560	04-2302115
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5260 California Avenue
Irvine, CA 92617

(Address of principal executive office) (Zip Code)

(949) 231-3000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.25 per share	SWKS	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Exchange Offers and Consent Solicitations

As previously disclosed in the Current Report on Form 8-K filed by Skyworks Solutions, Inc. (“Skyworks”) with the Securities and Exchange Commission on May 20, 2026 (the “Prior 8-K”), Skyworks announced the commencement of the offers to exchange any and all of the outstanding 4.375% Senior Notes due 2029 (the “2029 Qorvo Notes”) issued by Qorvo, Inc. (“Qorvo”) and any and all of the outstanding 3.375% Senior Notes due 2031 (together with the 2029 Qorvo Notes, the “Qorvo Notes”) issued by Qorvo, and the related consent solicitations for proposed amendments to the applicable indenture governing each series of Qorvo Notes, each as more fully described in the Prior 8-K.

On June 11, 2026, Skyworks issued a press release (the “Press Release”) announcing the results of early participation in the Exchange Offers and Consent Solicitations (as defined in the Press Release). A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Safe Harbor Statement

This communication includes “forward-looking statements.” Forward-looking statements relate to future events, including, but not limited to, the Exchange Offers, the Consent Solicitations and the Mergers (each, as defined in the Prior 8-K), as applicable. These forward-looking statements include information relating to future events, prospects, expectations and results of Skyworks (e.g., certain projections and business trends, including with respect to future sales and revenue, as well as plans for dividend payments). Forward-looking statements can often be identified by words such as “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected and may affect Skyworks’ future operating results, financial position and cash flows.

These risks, uncertainties and other important factors include: the risks of doing business internationally, including from trade war or trade protection measures (e.g., tariffs, retaliatory tariffs and other countermeasures or taxes), increased import/export restrictions and controls (e.g., Skyworks’ ability to obtain foreign-sourced raw materials, including from Chinese-based sources, as well as Skyworks’ ability to sell products to certain specified foreign entities only pursuant to a limited export license from the U.S. Department of Commerce), the susceptibility of the semiconductor industry and the markets addressed by Skyworks’, and Skyworks’ customers’, products to economic cycles or changes in economic conditions, including inflation and recession that could result from trade war or trade protection measures; Skyworks’ reliance on a small number of key customers for a large percentage of Skyworks’ sales; decreased gross margins and loss of market share as a result of increased competition; Skyworks’ ability to obtain design wins from customers; Skyworks’ ability to convert design wins into revenue; market acceptance of Skyworks’ products and Skyworks’ customers’ products, including market acceptance of new, emerging technologies such as AI; the mix and volume of phone models sold by Skyworks’ largest customer; the potential impacts on Skyworks’ business, reputation, relationships, results of operations, cash flows and financial condition as a result of the proposed merger transactions with Qorvo; the possibility that expected benefits related to such transactions with Qorvo may not materialize as expected; such transactions with Qorvo being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; Skyworks or Qorvo’s business experiencing disruptions as a result of the acquisition or due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; Skyworks and Qorvo being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all; the costs, fees, expenses and other charges related to the Mergers, including with respect to any related litigation; reduced flexibility in operating Skyworks’ business as a result of the indebtedness incurred in connection with the transaction with Silicon Laboratories Inc. and the substantial amount of additional indebtedness Skyworks expects to incur in connection with the Qorvo transactions; delays in the deployment of commercial 5G networks or in consumer adoption of 5G-enabled devices; the volatility of Skyworks’ stock price; changes in laws, regulations and/or policies that could adversely affect Skyworks’ operations and financial results, the economy and Skyworks’ customers’ demand for Skyworks’ products, or the financial markets and Skyworks’ ability to raise capital; fluctuations in Skyworks’ manufacturing yields due to Skyworks’ complex and specialized manufacturing processes; Skyworks’ ability to develop, manufacture and market innovative products, avoid product obsolescence, reduce costs in a timely manner, transition Skyworks’ products to smaller geometry process technologies and achieve higher levels of design integration; the quality of Skyworks’ products and any defect remediation costs; Skyworks’ products’ ability to perform under stringent operating conditions; the availability and pricing of third-party semiconductor foundry, assembly and test capacity, raw materials, including rare earth and similar minerals, supplier components, equipment and shipping and logistics services, including limits on Skyworks’ customers’ ability to obtain such services and materials; risks that Skyworks may not be able to optimize Skyworks’ manufacturing footprint and achieve any financial and operational benefits from such efforts, including reducing fixed costs or improving utilization rates, disruptions to Skyworks’ manufacturing processes, including relating to any relocation of Skyworks’ key facilities; Skyworks’ ability to successfully manage Skyworks’ senior management transitions; Skyworks’ ability to retain, recruit and hire key executives or the departure of any such executives, technical personnel and other employees in the positions and numbers, with the experience and capabilities, and at the compensation levels needed to implement Skyworks’ business and product plans; the timing, rescheduling or cancellation of significant customer orders and Skyworks’ ability, as well as the ability of Skyworks’ customers, to manage inventory; other economic, social, military and geopolitical conditions in the countries in which Skyworks, Skyworks’ customers or Skyworks’ suppliers operate, including the conflicts in Ukraine, Iran and other regions in the Middle East, possible disruptions in transportation networks, and fluctuations in foreign currency exchange rates; the effects of global health crises on business conditions in Skyworks’ industry, including the risk of significant disruptions to Skyworks’ business operations, as well as negative impacts to Skyworks’ financial condition; Skyworks’ ability to prevent theft of Skyworks’ intellectual property, disclosure of confidential information or breaches of Skyworks’ information technology systems; uncertainties of litigation, including potential disputes over intellectual property infringement and rights, as well as payments related to the licensing and/or sale of such rights; Skyworks’ ability to continue to grow and maintain an intellectual property portfolio and obtain needed licenses from third parties; Skyworks’ ability to make certain investments and acquisitions, integrate companies Skyworks acquires and/or enter into strategic alliances; and other risks and uncertainties, including those detailed from time to time in Skyworks’ filings with the Securities and Exchange Commission.

The forward-looking statements contained in this communication are made only as of the date hereof, and Skyworks undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information About the Mergers and Where to Find It

In connection with the Mergers, Skyworks has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of Qorvo that also constitutes a prospectus for the shares of Skyworks common stock to be offered in the Mergers (collectively, the “Mergers Registration Statement and Proxy Statement/Prospectus”). Each of Skyworks and Qorvo may also file other relevant documents with the SEC regarding the Mergers. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that Skyworks or Qorvo may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGERS REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS. Investors and security holders can obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Skyworks, Qorvo and the Mergers filed with the SEC through the website maintained by the SEC at www.sec.gov. The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com.

Item 9.01	Financial Statements and Exhibits

(d)            Exhibits

Exhibit Number	Description

99.1	Registrant’s Press Release, dated June 11, 2026

104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 11, 2026

Skyworks Solutions, Inc.

By:	/s/ Philip Carter
Name: Philip Carter
Title: Senior Vice President and Chief Financial Officer